

Mail Stop 4631

July 8, 2010

via U.S. mail and facsimile

Frank J.M. ten Brink, CFO
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **RE: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 8-K Filed on February 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 0-21229**

Dear Mr. ten Brink:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief